UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                             Medical Resource, Inc.
                                155 State Street
                              Hackensack, NJ 07601
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    58461Q102
                                 (CUSIP Number)


                         Liberty Life Insurance Company
                               Attn: Patrick Dodd
                             2000 Wade Hampton Blvd
                              Greenville, SC 29607
                                  (864)609-8303
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 26, 2001
             (Date of Event which Requires Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 14 pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58461Q102                         13D              Page 2 of 14 Pages




1     NAME OF REPORTING PERSON:  Liberty Life Insurance Company
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  57-0249218

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                  (b) |X|

3     SEC USE ONLY



4 SOURCE OF FUNDS* The transaction reported herein is the cancellation of $2,884,615.50 in principal amount of senior notes held by the Reporting Person in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan") The senior notes held by the Reporting Person were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)  : NA    |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION  :  South Carolina, USA




                          7         SOLE VOTING POWER  :  187,924
       NUMBER OF
         SHARES
      BENEFICIALLY        8         SHARED VOTING POWER : 0
        OWNED BY
          EACH
       REPORTING          9         SOLE DISPOSITIVE POWER : 187,924
         PERSON
          WITH
                          10        SHARED DISPOSITIVE POWER  : 0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  :  187,924


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  :   3.42%


14    TYPE OF REPORTING PERSON*  : (IC) Insurance Company

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58461Q102                         13D              Page 3 of 14 Pages



Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of Medical Resources, Inc., a Delaware corporation ("MRI"), with principal executive offices at 155 State Street, Hackensack, NJ 07601.



Item 2.  Identity and background.

This Statement is filed by Liberty Life Insurance Company ("Liberty Life"), a South Carolina corporation. Liberty Life has a principal place of business and principal office at 2000 Wade Hampton Blvd, Greenville, SC 29615. Liberty Life is a wholly owned subsidiary of RBC Insurance Holdings (USA) Inc., a Delaware corporation. RBC Insurance Holdings (USA), Inc. is a wholly owned subsidiary of RBC Holdings (USA) Inc., a Delaware corporation. RBC Holdings (USA) Inc., is a wholly owned subsidiary of Royal Bank of Canada, a Canadian chartered bank and the ultimate parent entity. For information required by Instruction C to
Schedule 13D with respect to Liberty Life, and those companies stated above that directly or indirectly control Liberty Life, the following information is provided.

Neither Liberty Life, nor those companies that directly or indirectly control Liberty Life, and to the best of Liberty Life's knowledge and the knowledge of those companies stated above that directly or indirectly control Liberty Life, none of the persons listed below as directors and executive officers for those companies, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY LIFE

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Liberty Life Insurance Company. Unless otherwise indicated, the business address of each such person is c/o Liberty Life Insurance Company at 2000 Wade Hampton Blvd., Greenville, South Carolina 29615 and each such person is a citizen of the United States.

DIRECTORS                    PRESENT PRINCIPAL OCCUPATION
---------                    ----------------------------

Simon C. Baitler             Managing Director, Paradigm Partners International,
9744 Wiltshire Blvd.         LLC
Suite 307
Beverly Hills, CA  90212

Robert E. Evans              President and CEO of Liberty Life Insurance Company


W. Hayne Hipp                Chairman and CEO of The Liberty Corporation
The Liberty Corporation
Post Office Box 502
Greenville, SC  29602

Jennie M. Johnson            President of LIS Insurance Services
LIS Insurance Services
2000 Wade Hampton Blvd.
Greenville, SC  29615

CUSIP No. 58461Q102                         13D              Page 4 of 14 Pages



Walter C. Schutte             Senior Vice President, RBC Insurance Holdings
Citizenship:  Canada          (USA) Inc.

W. James Westlake             Chairman, Liberty Life Insurance Company
RBC Insurance Holdings Inc.   President and CEO of RBC Insurance Holdings Inc.
6880 Financial Drive
West Tower
Mississauga, Ontario L5A 2Y9
Canada
Citizenship:  Canada


EXECUTIVE OFFICERS            PRESENT EMPLOYMENT
------------------            ------------------

Robert E. Evans               President and Chief Executive Officer

Kenneth W. Jones              Treasurer

Susan E. Cyr                  Secretary

John R. Obermeier, III.       Chief Actuary

Mary J. Dinkel                Senior Vice President

Harold W. Huffstetler, Jr.    Senior Vice President

Jerome P. Shaleuly            Senior Vice President




DIRECTORS AND EXECUTIVE OFFICERS OF RBC INSURANCE HOLDINGS (USA) Inc.

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of RBC INSURANCE HOLDINGS (USA), Inc. Unless otherwise indicated, the business address of each such person is c/o RBC Insurance Holdings (USA) Inc., 1105 N. Market Street, Ste. 1300, Wilmington, Delaware 19890 and each such person is a citizen of the United States.


DIRECTORS                          PRESENT PRINCIPAL OCCUPATION
---------                          ----------------------------

Gordon J. Feeney                   Deputy Chairman, Royal Bank of Canada
Royal Bank of Canada
Royal Bank Plaza
200 Bay Street
Toronto, Ontario, M5J 2J5
Canada
Citizenship:  Canada

Jim A. Fullarton                   Chief Financial Officer, Security First
Security First Network Bank        Network Bank
3475 Piedmont Road,
Suite 300
Atlanta, GA  30305
Citizenship:  Canada

D. Bruce MacDonald                 President and CEO of RBC Dominion Securities
One Liberty Plaza                  Corp.
165 Broadway, 2nd Floor
New York, NY  10006
Citizenship:  Canada

CUSIP No. 58461Q102                         13D              Page 5 of 14 Pages


W. James Westlake               Chairman, RBC Insurance Holdings (USA), Inc.
RBC Insurance Holdings Inc.     Executive Vice President, President and Chief
6880 Financial Drive            Executive Officer of RBC Insurance Holdings Inc.
West Tower
Mississauga, Ontario L5A 2Y9
Canada
Citizenship:  Canada

Scott W. Weyman                 Vice President, Global Private Banking, Americas
Royal Bank of Canada            Royal Bank of Canada
801 Brickell Avenue
Suite 2101
Miami, FL  33131
Citizenship:  Canada & USA

EXECUTIVE OFFICERS               PRESENT EMPLOYMENT
------------------               ------------------

W. James Westlake                President

Walter C. Schutte                Senior Vice President

Michael W. Wilson                Vice President

Susan E. Cyr                     Secretary



DIRECTORS AND EXECUTIVE OFFICERS OF RBC HOLDINGS (USA) Inc.

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of RBC Holdings (USA) Inc. Unless otherwise indicated, the business address of each such person is c/o RBC Holdings (USA) Inc., 1 Liberty Plaza, 3rd Floor, New York, New York 10006-1404 and each such person is a citizen of the United States.

DIRECTORS                         PRESENT PRINCIPAL OCCUPATION
---------                         ----------------------------

Harris J. Ashton                  Retired Chairman and Chief Executive Officer,
191 Clapbord Ridge Road           General Host Corp.
Greenwich, CT  06830

Mark R. Hughes                    Managing Director, RBC Dominion Securities
200 Bay Street                    Inc.
12th Floor, South Tower
Toronto, Ontario M5J 2J5
Canada
Citizenship:  Canada

L. Yves Fortier                   Chairman, Ogilvy Renault
1981 McGill College Ave.
Montreal, Quebec H3A 3C1
Canada
Citizenship:  Canada

D. Bruce MacDonald                President and Chief Executive Officer of RBC
RBC Dominion Securities Corp.     Dominion Securities Corp.
One Liberty Plaza
New York, NY  10006
Citizenship:  Canada

Bruce M. Rothney                  Managing Director of RBC Dominion Securities
One Liberty Plaza                 Inc.
New York, NY  10006
Citizenship:  Canada

CUSIP No. 58461Q102                         13D              Page 6 of 14 Pages


EXECUTIVE OFFICERS                           PRESENT EMPLOYMENT
------------------                           ------------------

Bruce M. Rothney                             Chairman of the Board

D. Bruce MacDonald                           President

Walter R. Borek                              Vice President

Paul Galicki                                 Vice President

Sam L. Abram                                 Secretary & General Counsel

John A. Collette                             Treasurer



DIRECTORS AND EXECUTIVE OFFICERS OF ROYAL BANK

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Royal Bank. Unless otherwise indicated, the business address of each such person is c/o Royal Bank of Canada, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J5 and each such person is a citizen of Canada.

DIRECTORS                               PRESENT PRINCIPAL OCCUPATION
---------                               ----------------------------

John E. Cleghorn, F.C.A.                Chairman and Chief Executive Officer,
                                        Royal Bank of Canada

George A. Cohon, O.C., O.Ont.           Founder and Senior Chairman, McDonald's
McDonald's Restaurants                  Restaurants of Canada Limited
of Canada Limited
McDonalds Place
Toronto, Ontario M3C 3L4
Canada

G.N. (Mel) Cooper, C.M., O.B.C.         Chairman and Chief Executive Officer of
Seacoast Communications Group Inc.      Seacoast Communications Group Inc.
825 Broughton Street
Victoria, British Columbia V8W 1E5
Canada

Douglas T. Elix                         Senior Vice-President and Group
IBM Global Services                     Executive IBM Global Services
IBM Corporation
Route 100, Mail Drop 4408
Building #4
Somers, NY 10589
USA
Citizenship:  Australia

John T. Ferguson, F.C.A.                Chairman of the Board, Princeton
Princeton Developments, Ltd.            Developments Ltd. and Chairman of the
Suite 1400                              Board, TransAlta Corporation
9915-108 Street
Edmonton, Alberta T5K 2G8
Canada

L. Yves Fortier, C.C., Q.C.             Chairman, Ogilvy Renault
Ogilvy Renault
1981 McGill College Avenue
Montreal, Quebec H3A 3C1
Canada

CUSIP No. 58461Q102                         13D              Page 7 of 14 Pages



The Hon.Paule Gauthier,                 Sr. Partner, Desjardins Ducharme Stein
  P.C., O.C., Q.C.                      Monast
Desjardins Ducharme Stein Monast
1150 de Claire-Fontaine Street
Suite #300
Quebec, Quebec G1R 5G4
Canada

J.M. Edward Newall, O.C.                Chairman of the Board, NOVA Chemicals
Newall and Associates                   Corp.
Suite #2015 Bankers Hall
855 2nd Street S.W.
Calgary, Alberta T2P 4J7
Canada

David P. O'Brien                        Chairman, President and Chief Executive
1800 Bankers Hall East                  Officer, Canadian Pacific Limited
855-2nd St. S.W.
Calgary, Alberta T2P 4Z5
Canada

Charlotte R. Otto                       Global External Relations Officer,
1 Proctor & Gamble Plaza                The Proctor & Gamble Company
Cincinnati, OH 45202-3315
USA
Citizenship: United States

Robert B. Peterson                      Chairman, President and Chief Executive
111 St. Claire Avenue West              Officer, Imperial Oil Limited
Toronto, Ontario M5W 1K3
Canada

Hartley T. Richardson                   President and Chief Executive Officer,
Richardson Building                     James Richardson & Sons, Limited
30th Floor
One Lombard Place
Winnipeg, Manitoba R3B 0Y1
Canada

Kenneth C. Rowe, F.C.I.S.               Chairman and Chief Executive Officer,
IMP Group International, Inc.           I.M.P. Group International Inc.
Suite 400
2651 Dutch Village Road
Halifax, Nova Scotia B3L 4T1
Canada

J. Guy Saint-Pierre, O.C.               Chairman of the Board, SNC-Lavalin
455 Rene - Levesque Blvd. West          Group Inc.
Montreal, Quebec H2Z 1Z3
Canada

Robert T. Stewart                       Corporate Director, R.T. Stewart &
1395 Cambridge Road                     Associates
West Vancouver,
British Columbia V72 2M7
Canada

J. Pedro Reinhard                       Executive Vice President and Chief
2030 Dow Center                         Financial Officer, The Dow Chemical
Midland, Michigan 48674                 Company
USA
Citizenship:  Brazil

CUSIP No. 58461Q102                         13D              Page 8 of 14 Pages



Allan R. Taylor, O.C.                   Retired Chairman and Chief Executive
Royal Bank of Canada                    Officer, Royal Bank of Canada
Suite 1835 - North Tower
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Canada

M. Sheelagh D. Whittaker                Chair, President and Chief Executive
EDS Canada, Inc.                        Officer, EDS Canada, Inc.
6th Floor
33 Yonge Street
Toronto, Ontario M5E 1G4
Canada

Victor L. Young, O.C.                   Chairman and Chief Executive Officer,
Fishery Products International Ltd      Fishery Products International Limited
70 O'Leary Avenue
St. John's,
Newfoundland A1B 2C7
Canada


EXECUTIVE OFFICERS                  PRESENT EMPLOYMENT
------------------                  ------------------

John E. Cleghhorn                   Chairman and Chief Executive Officer

Gordon J. Feeney                    Deputy Chairman

Peter W. Currie                     Vice-Chairman and Chief Financial Officer

Suzanne B. Labarge                  Vice-Chairman and Chief Risk Officer

Martin J. Lippert                   Vice-Chairman and Chief Information Officer
Royal Bank of Canada
315 Front Street
Toronto, Ontario M5V 3A4
Canada
Citizenship: United States

W. Reay Mackay                      Vice-Chairman, Wealth Management
39th Floor, Royal Trust Tower       Chairman and Chief Executive Officer,
77 Kings Street West                Royal Trust Corporation
Toronto, Ontario M5W 1P9
Canada

James T. Rager                      Vice-Chairman, Personal & Commercial Banking

Gordon M. Nixon                     Deputy Chairman and Chief Executive Officer,
3rd Floor, South Tower              RBC Dominion Securities Inc.
Royal Bank Plaza
Toronto, Ontario M5J 2J5
Canada

Irving Weiser                       Chairman, President and Chief Executive
Dain Rauscher Corporation           Officer, Dain Rauscher Corporation
Dain Rauscher Plaza
60 South Sixth Street
Minneapolis, MN 55402-4422
USA
Citizenship: United States

W. James Westlake                   Executive Vice President, President and
RBC Insurance Holdings, Inc.        Chief Executive Officer, RBC Insurance
6880 Financial Dr.                  Holdings Inc.
West Tower
Mississauga, Ontario L5A 2Y9
Canada

CUSIP No. 58461Q102                         13D              Page 9 of 14 Pages



Item 3.  Source and amount of funds or other consideration.

         The transaction reported herein is the cancellation of $2,884,615.50 in principal amount of senior notes held by the Reporting Person in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan") The senior notes held by the Reporting Person were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

CUSIP No. 58461Q102                         13D              Page 10 of 14 Pages




Item 4. Purpose of transaction.

         The transaction  requiring the filing of this statement is described in
Item 3 above.

         The Reporting Person currently intends to seek to dispose of its Shares in one or more privately negotiated sales or through a corporate merger or reorganization. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by the Reporting Person, in which event the Reporting Person may continue to hold its Shares for investment. The Reporting Person may be compelled, pursuant to the Stockholders Agreement described in Item 6, to vote its Shares in favor of and/or to dispose of it Shares in a sale or corporate transaction in certain circumstances. The Reporting Person has not received an offer for its Shares which it currently intends to accept nor is the Reporting Person aware of any proposed transaction which would require it to dispose of its Shares.

         Upon consummation of the Plan the Board of Directors of MRI was reconstituted with seven members, six of whom were selected by the holders of the Senior Notes as a class (collectively with the Reporting Person, the "Former Holders") and one of whom was selected by DVI Financial Services, Inc. ("DVI"), another creditor of MRI. Pursuant to the Stockholders Agreement and the Voting Agreement, also described in Item 6, the Reporting Person has agreed to vote its Shares to maintain such Board composition. The Reporting Person has been made aware that Richard Teller, one of the directors selected by the Former Holders, has indicated his intention to resign from the Board once a suitable candidate to fill his vacancy has been identified. The Reporting Person is aware that the Board is seeking a suitable candidate to replace him. The Reporting Person may assist the Board in identifying a suitable candidate.

         The Reporting Person has been advised that as a result of the consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deresgistration is effective, the Reporting Person does not intend to file any amendments to update any of the information contained in this Schedule 13D.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

         (a) The acquisition by any person of additional securities of MRI, or the disposition of securities of MRI;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving MRI or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of MRI or any of its subsidiaries;

         (d) Any change in the present board of directors or management of MRI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of MRI;

CUSIP No. 58461Q102                         13D             Page 11 of 14 Pages


         (f) Any other material change in MRI's business or corporate structure;

         (g) Changes in MRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;

         (h) Causing a class of securities of MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) The Reporting Person has beneficial ownership of 187,924 Shares. Based upon the 5,491,961 Shares the Reporting Person understand to be presently outstanding, this beneficial ownership would constitute approximately 3.42% of the Shares. The Reporting Person has sole power to vote or to direct the disposition of all such Shares.

         As a result of the Stockholders Agreement and the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of an additional
5,168,517 Shares owned or receivable by the other parties to the Voting Agreement and the Stockholders Agreement. The Reporting Person disclaims beneficial ownership of these other Shares.

         (b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Person.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         In connection with the transactions described in Item 3, the Reporting Person entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI and Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce"), the current Co-Chief Executives of MRI. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 1 and 2 to this Schedule and which are incorporated herein by reference.

         The Voting Agreement provides that until the occurrence of certain events the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting Agreement MRI has agreed to provide the Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.

         The Stockholders Agreement provides that until the occurrence of certain events each of Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to

CUSIP No. 58461Q102                         13D             Page 12 of 14 Pages


MRI's Board of Directors selected by a majority of the Former Holders and that each of the Former Holders, Joyce and Whynot will vote their Shares as directed from time to time by a majority of the Former Holders on a number of significant corporate issues. The Stockholder Agreement also provides that each of Joyce, Whynot and the Former Holders will be entitled to participate in any sale of Shares entered into by Former Holders owning at least 40% of the issued and outstanding Shares and if such sale is of at least 50% of the issued and outstanding Shares, will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement MRI granted to the Former Holders two demand registration rights and granted to DVI, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by MRI on its own behalf or for other holders of securities.


Item 7.  Material to be filed as exhibits.

         The following documents are filed as exhibits to this statement:

         (a)      Voting Agreement

         (b)      Stockholders Agreement

CUSIP No. 58461Q102                         13D             Page 13 of 14 Pages




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 5, 2001







                                    By: /s/ Patrick M. Dodd
                                        Name:  Patrick M. Dodd
                                        Title: Authorized Officer

CUSIP No. 58461Q102                         13D             Page 14 of 14 Pages




                                  EXHIBIT INDEX


               1.       Voting Agreement

               2.       Stockholders Agreement